Form: 12 | Issuer Name: Bank of Montreal	Stock Symbol: BMO

1.	Securities Sought — State the following:
a)	Class(es) of securities subject to the NCIB: Common shares of Bank of Montreal (the “Shares”)

b)	Total number of securities:
i)	issued and outstanding: (as of September 30, 2009): 551,513,248

ii)	if applicable, in the total public float : (as of September 30, 2009): 550,920,157
c)	Percentage of securities that may be purchased under the NCIB:
i)	% of issued and outstanding (maximum 5%): N/A

ii)	% of the public float, as the case may be (maximum 10%): 2.72%
d)	Maximum number of securities that may be acquired under the NCIB:15,000,000 Shares

e)	Number of securities the issuer intends to acquire under the NCIB: Up to 15,000,000 Shares, all of which shall be purchased for cancellation

f)	Is the issuer an investment fund: No
i)	If the answer is NO, the average daily trading volume for six months prior to date hereof: 2,166,054 Shares
g)	Does the issuer have a class of restricted securities: N/A

If the answer is YES:
i)	describe the voting rights of all equity securities:

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB:
h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Shares purchased will be cancelled.
2.	Duration — State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (i.e. May 1, 2004 to April 30, 2005): The NCIB will commence on November 30, 2009 and will terminate on November 29, 2010 or on such earlier date as the Bank may complete its purchases pursuant to this Notice.
3.	Method of Acquisition — State the following:

Form 12 — Notice of Intention to make a Normal Course Issuer Bid (as at June 16, 2008)	© 2008, TSX Group Inc.

Form: 12 | Issuer Name:	Stock Symbol:

a)	whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made: Purchase of Shares will be effected through the facilities of the TSX.
b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Purchase and payment for the Shares will be made by the Bank in accordance with the requirements of the TSX.
c)	whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: The price that the Bank will pay for any Shares acquired by it under its normal course issuer bid will be the market price of the Shares at the time of acquisition.
d)	whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: Purchases of Shares will be effected through the facilities of the TSX and will be made by means of open market transactions or such other means as may be permitted by the TSX, including block purchases of Shares.
4.	Consideration Offered — State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.: There are no restrictions on the consideration offered, other than that the purchases shall be at market price at the time of acquisition and that the Bank intends to finance the purchase of Shares purchased pursuant to this Notice from its working capital.
5.	Reasons for the NCIB — State the purpose or business reasons for the NCIB: The NCIB is being established as part of the Bank’s capital management strategy for the 2010 and 2011 fiscal years.
6.	Valuation — State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation: After reasonable inquiry, the Bank is not aware of any independent appraisal or valuation or material non-independent appraisal or valuation regarding the Bank, its material assets or securities prepared within the last two years preceding the date hereof.
7.	Previous Purchases — Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:
a)	method of acquisition: N/A

b)	the number of securities purchased: N/A

Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.

Form: 12 | Issuer Name:	Stock Symbol:

c)	the weighted average price paid per security: N/A
8.	Persons Acting Jointly or In Concert with the Issuer — Disclose the identity of any party acting jointly or in concert with the issuer: N/A
9.	Acceptance by Insiders, Affiliates and Associates —
a)	name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: After inquiry, the Bank is aware of one senior officer, Rose Patten, intending to sell securities during the course of the NCIB.

b)	where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: N/A
Sales of the Shares by any of these persons may occur during the course of the Bank’s normal course issuer bid in the event that the circumstances or decisions of any such persons change or their personal circumstances require such sales.

10.	Benefits from the NCIB — State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: There is no direct or indirect benefit arising from the normal course issuer bid to any of the persons or companies named in item 9 other than those available to all shareholders of the Bank.

11.	Material Changes in the Affairs of the Issuer — Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: There are no material changes or plans or proposals for material changes in the affairs of the Bank that have not previously been publicly disclosed.

12.	Participating Organization Information —
a)	Name of brokerage firm: BMO Nesbitt Burns Inc.

b)	Name of registered representative: Joe Luca and Bruce Sargeant

c)	Address of brokerage firm: 100 King Street West, 3rd Floor Podium, 1 First Canadian Place, Toronto, ON M5X 1H3

d)	Fax number: 416-359-4311

e)	Telephone number: 416-359-6183
13.	Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: Although not currently contemplated, the Bank reserves the right, subject to the approval of the TSX, to make use of put options, forward purchase contracts or other permitted derivatives in connection with its normal course issuer bid.

Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.

Form: 12 | Issuer Name:	Stock Symbol:

14.	Certificate — The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.
/s/  Cathryn E. Cranston

NAME: Cathryn E. Cranston
Senior Vice President Financial Strategy

TITLE
November 19, 2009

DATE

Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2008, TSX Group Inc.